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   FORM 12B-25                                                OMB APPROVAL
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                                                      OMB Number:     3235-0058
                                                      Expires:  October 31, 1988
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                                                           SEC FILE NUMBER
                                                               0-10990
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                                                           CUSIP NUMBER

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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                        NOTIFICATION OF LATE FILING

(Check One): [X]  Form 10-K   [ ] Form 20-F   [ ]  Form 10-Q    [ ]  Form 11-K

  For Period Ended:    September 30, 2000
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Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this Form Shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

                            CASTLE ENERGY CORPORATION
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Full Name of Registrant

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Former Name if Applicable

                           One Radnor Corporate Center
                         100 Matsonford Road, Suite 250
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Address of Principal Executive Office (Street and Number)

                                Radnor, PA 19087
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City, State and Zip Code




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PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 11-K, 20-F or 10-Q, or portion thereof, could not be filed within the prescribed time period.

Filing of Form 10-K could not be completed within the prescribed time because key Company management was involved in a jury trial during the normal audit period and legal, audit and other review is not expected to be completed until the first week of January 2001.



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PART IV - OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification

 Richard E. Staedtler                 610                995-9400
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     (Name)                       (Area Code)        (Telephone Number)


     (2)  Have all other periodic reports required (under
          Section 13 or 15(d) of the Securities Exchange Act of
          1934) during the preceding 12 months (or for such
          shorter period that the registrant was required to
          file such report(s) been filed?  If answer is
          no, identify report(s).                                 [X] Yes [ ] No

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     (3)  Is it anticipated that any significant change
          in results of operations from the corresponding
          period for the last fiscal year will be
          reflected by the earnings statements to be
          included in the subject report or portion
          thereof?                                               [X] Yes [ ] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          Net income for fiscal 2000 is expected to be approximately $5,100,000. The decrease is partly attributable to the lack of gas operating income in fiscal 2000.

                            Castle Energy Corporation
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                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  December 22, 2000                     By Richard E. Staedtler
      -----------------                       ---------------------------------
                                               Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This Form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amended notification.